

News Release

Mattson Technology Contact
Lauren Vu
Mattson Technology, Inc.
tel +1-510-492-6518
fax +1-510-492-2800
lauren.vu@mattson.com

MATTSON TECHNOLOGY NAMES HIGH-TECH LEADER TO BOARD OF DIRECTORS

John Bolger Elected as Audit Committee Chairman

FREMONT, Calif. — December 14, 2006 — Mattson Technology, Inc. (NASDAQ: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced the appointment of John C. Bolger to its Board of Directors to fill the vacancy created when William I. Turner joined Mattson to succeed Ludger H. Viefhues as chief financial officer, as previously announced in July of this year. Bolger has also been appointed to serve as chairman of Mattson's Audit Committee.

"It is a pleasure to welcome John to our Board of Directors and as chairman of our Audit Committee," said Dr. Jochen A. Melchior, chairman of Mattson's Board of Directors. "We believe that his extensive experience as a senior-level executive at a wide range of companies and his experience on other boards make him exceptionally qualified to serve Mattson's shareholders as a member of the Board and help the company position itself to capitalize on our next stage of growth."

"Mattson has a proven track record of delivering innovative, robust solutions for the semiconductor industry," said Bolger. "I am looking forward to joining Mattson's strong management team to contribute to the company's future growth and development."

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Bolger has more than 30 years of senior-level business and finance experience, serving as chief financial officer for leading technology companies including Cisco Systems (San Jose, California), a networking systems company. He is currently a private investor and serves as a director and chairman of the Audit Committee on the following boards: Integrated Device Technology (IDT) (San Jose, California), a semiconductor manufacturer; Wind River Systems (Alameda, California), a device software optimization company; Cogent Systems (South Pasadena, California), a biometric systems company; and Mission West Properties (Cupertino, California), a real estate investment trust. Bolger is a certified public accountant and holds a B.A. in English Literature from the University of Massachusetts and an M.B.A. from Harvard University.

About Mattson Technology, Inc.
Mattson Technology, Inc. is the leading supplier of dry strip equipment and the second largest supplier of rapid thermal processing equipment in the global semiconductor industry. The company's strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

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